Exhibit 99.1

News Release

For immediate release Calgary, Alberta April 29, 2008

TSX: OPC

OPTI Canada Announces First Quarter 2008 Results

 -- Upgrader Construction Completed, Commissioning Well Advanced --

OPTI Canada Inc. (OPTI) announced today the Company’s financial and operating results for the quarter ended March 31, 2008.

The Long Lake Project will be the first to use OPTI’s integrated OrCrude™ process.  This proprietary process is designed to position OPTI as a low-cost producer in the oil sands by substantially reducing our reliance on natural gas, while at the same time producing a high quality, sweet synthetic crude.  Upon achieving full design capacity, the Long Lake Project is expected to produce approximately 60,000 barrels per day (bbl/d) of PSC™ (30,000 net to OPTI) for over 40 years.  OPTI is also advancing its future growth via a multi-stage expansion strategy to reach 180,000 bbl/d of Premium Sweet Crude (PSC™) production capacity net to OPTI.

Key developments to date in 2008 include:
•	Completion of construction of the Long Lake Phase 1 Upgrader with an excellent safety record;

•	Over 50 percent of Upgrader commissioning has been completed to date with units on-track for first production of PSC™ in the third quarter;

•	First sales of bitumen and power from the Long Lake steam assisted gravity drainage (SAGD) operations;

•	Turnover of 29 SAGD well pairs to production, recent rates have averaged approximately 6,200 bbl/d with production volumes continuing to rise;

•	Continuing advancement of Phase 2 up-front engineering work; and

•	Completion of our 2007/2008 winter drilling program to support our future phases of growth.

 “We’re off to a great start in 2008 and have achieved multiple milestones this quarter.  Most importantly, we completed construction of the Upgrader and are well into commissioning activities to prepare for a mid-year start-up.  We also achieved first bitumen sales and our SAGD rates continue to ramp-up as we turn over additional wells to production,” said Sid Dykstra, President and Chief Executive Officer of OPTI.

FINANCIAL SUMMARY
	Three months ended		Years ended December 31
million	March 31, 2008		2007	2006
Net loss	$(2)		$(9)	$(10)
Capital expenditures incurred (1)	291		1,108	1,109
Working capital(2)	61		271	554
Shareholders’ equity	$1,800		$1,816	$1,444
Common shares outstanding	195.4	(3)	195.4	172.7

Notes:

(1)	Non-cash additions are excluded.
(2)	Including the current portion of the interest reserve account.
(3)	Common shares outstanding at March 31, 2008 after giving effect to the exercise of common share options and common share warrants would be approximately 209.3 million common shares.

PROJECT STATUS
SAGD volumes are ramping up as wells are converted to SAGD production mode.  To date, 29 well pairs have been turned over to production.  Recent rates of production have averaged approximately 6,200 bbl/d and have reached as high as 7,500 bbl/d (3,750 bbl/d net to OPTI).  It is very early in the operating period for the SAGD wells, however early indications indicate well performance is on track with our expectations.  The first cogeneration unit has been operating since February and is selling power to the Alberta electricity grid.  The second cogeneration unit was recently started up and we expect it to be fully operational shortly, increasing the steam capacity of the plant.  Bitumen volumes are forecast to increase to 50 percent capacity mid-year.  SAGD volumes are expected to ramp-up through 2008 and reach the full design rate of 72,000 bbl/d in 2009.

Construction of the Phase 1 Upgrader is complete and the construction craft workforce has been substantially demobilized.  All main Upgrader units are now under the control of our operations team.  The Project remains on-track for first production of high quality PSC™ in the third quarter.   Construction on the steam expansion project and ash processing unit (APU) will continue as planned.

Over 50 percent of Upgrader commissioning activities have been completed to date. The main plant utilities have been operational for over six months, providing steam and other utilities to the Upgrader.  In the OrCrude™ unit, lubrication oil has been utilized to perform pre-operational testing of pumps and heaters, with the unit now ready for introduction of deasphalter solvent.  The two 45,000 hp compressors in the air separation unit have been successfully tested under load with the unit now ready for the cool-down stage.  Last week, while introducing oxygen into a holding tank in this unit, the tank was damaged.  We are now working on determining the cause and the best solution to keep the unit on track with the overall Upgrader start-up timing.  The gasifier is being prepared for safe operation and is undergoing a thorough automation system test with support from our licensor, Shell Global Solutions.  The hydrocracker has passed full high pressure and temperature tests and catalyst is now being loaded in this unit.  Construction of the sulphur recovery unit was completed in the first quarter as expected, and is now also undergoing commissioning and catalyst loading.  We plan to begin test processing hydrocarbons in all of the main process units over the next few months with first commercial production of PSC™ in the third quarter.   Once operational, we expect that the capacity of the Long Lake Upgrader during ramp-up will enable us to process all the forecasted SAGD volumes.  We expect the Project to reach full capacity of 58,500 bbl/d of PSCtm and other products in 2009.

As a result of the start-up of SAGD operations and the recent completion of construction of the Upgrader, the Company is closing construction cost centres related to the SAGD and Upgrader construction areas of the Project.  The overall Phase 1 cost estimate is $6.1 billion ($3.05 billion net to OPTI) and is allocated between the following construction cost centers:

million
SAGD and Upgrader construction	$5,365
Upgrader start-up	165
Steam expansion project	395
Ash processing unit	175
$6,100

The SAGD and Upgrader construction cost portion of the above is complete and is being closed.  The other three portions reflect the remaining areas of ongoing activity.  Upgrader start-up costs represent the remaining costs from April 1, 2008, to first commercial production of PSC™ expected in the third quarter.  Project costs for the steam expansion project and the APU represent the total unit costs from inception to Project completion for these units, of which approximately $150 million ($75 million net to OPTI) remains to be incurred.

The steam expansion project is expected to be completed construction in the third quarter of 2008, while APU construction is expected to be completed in the fourth quarter of 2008.

ADVANCING FUTURE PHASES
We continue to advance up-front engineering and planning for Phase 2.  Regulatory approval has been obtained for the Phase 2 Upgrader, which we expect to construct adjacent to the Phase 1 plant.  The SAGD portion of Phase 2 is planned to be located in the southern portion of the Long Lake lease (Long Lake South).  In late 2006, a regulatory application for the Long Lake South project was filed, comprising two SAGD phases totalling 140,000 bbl/d of SAGD production in addition to Phase 1.  Approval is anticipated in the second half of 2008.

Our 2007/2008 winter drilling program, which focused on advancing our nearer-term development lands, has been completed.  At Long Lake, 73 core holes were drilled primarily to optimize future well placement on Phases 1 and 2 as well as to further delineate the site of a potential third phase on this lease.  We also drilled 20 core holes on our Leismer lease and 25 core holes on our Cottonwood lease to better define the resources on these lands.  Results from this drilling program will be evaluated during the latter half of 2008.

We continue to make progress in our Long Lake Phase 2 engineering and planning activities.  The configuration for Phase 2 is very similar to Phase 1, with some adjustments to provide the potential for future carbon dioxide (CO2) capture.  Phase 2 sanctioning will be dependent on multiple factors including Phase 1 ramp-up performance, regulatory approval for the SAGD portion of the project, the capital cost estimate and regulations pertaining to CO2.

A key issue facing oil sands developers is greenhouse gas emissions, particularly CO2.  Both the federal and provincial governments have announced regulations requiring large industrial emitters to reduce CO2 emissions over time.  On March 31, 2008, the Canadian federal government elaborated on its previously announced framework for air emissions.  The new guidelines suggest that Phase 1 of Long Lake operations will be required to reduce its emissions by 2 percent annually from a baseline to be established after three years of operations , and by 2018 will need to meet a cleaner-fuel standard based on an assumed use of natural gas.  Future phases of development of the Company’s resources are expected to be required to meet targets set at levels of emissions of facilities employing carbon capture and storage (CCS) technology.  The government is proposing a number of alternative means of meeting reduction targets, including the option to make payments into a technology fund and an emissions and offset trading system.  OPTI is committed to applying innovative and realistic approaches to meet the goals set by both levels of government and expects that CCS will be a key way to reduce emissions from the oil sands.

Of the components of CCS - capture, transportation and sequestration - the first and most costly is obtaining a relatively pure stream of CO2 at the plant site.  OPTI is the first to bring gasification to Canada’s oil sands, which not only significantly decreases our reliance on natural gas, but is an enabling technology that facilitates the capture of CO2 from a concentrated stream through the addition of a shift reactor.  With respect to future transportation and sequestration of CO2, OPTI is actively involved in several industry and government initiatives to identify suitable solutions for the transportation, distribution, and long-term sequestration of CO2.

PROJECT AND FUTURE PHASE DEVELOPMENT
Our financial condition to date has been affected primarily by capital expenditures in connection with the development and construction of the Project, related financings and the development of future phases.

Investments to Date
The table below identifies expenditures incurred by us in the referenced periods for the Project, other oil sands activities and other capital expenditures.

	Three months ended	Years ended
$ million	March 31, 2008	2007	2006
Long Lake Project Phase 1
SAGD	$59	$282	$440
Upgrader	106	529	476
Sustaining capital and capitalized operations	40	54	-
Total Long Lake Project Phase 1	205	865	916
Other oil sands activities	56	96	140
Other capital expenditures (including capitalized interest)	30	147	53
Total cash expenditures	291	1,108	1,109
Non-cash additions	17	(212)	66
Total capital expenditures	$308	$896	$1,175

Capital Expenditures
During the three months ended March 31, 2008, we had capital expenditures of $308 million. Project expenditures of $205 million were primarily related to on-site construction. SAGD costs were largely incurred in the central plant, site-wide services and in start-up and commissioning costs. Upgrader construction costs were primarily incurred in the air separation, gasification and sulphur facilities and in start-up and commissioning costs. Sustaining capital related primarily to resource delineation for future Phase 1 well pads.  During the first quarter, the Project had $15 million in revenue for bitumen sales and $2 million in power sales.  Capitalized operations include SAGD revenue net of SAGD operating costs and diluent purchases.  Our share of these revenues has been capitalized along with other SAGD start-up and commissioning costs.  The expenditures of $56 million for other oil sands activities during the period related to engineering costs and our winter drilling program for future phases. The other capital expenditures of $30 million includes $37 million of capitalized interest and standby charges in connection with our long-term debt net of an $8 million realized gain related to our $200 million foreign exchange forward contract. The $17 million of non-cash capital charges related primarily to a net $56 million capitalized foreign exchange loss with respect to the re-measurement of our U.S. dollar denominated long-term debt and cash and an unrealized hedging gain of $43 million related to the cross currency interest rate swap.  In addition, we had capitalized future taxes of $3 million.

RESULTS OF OPERATIONS

Three months ended March 31, 2008
* Interest Income
For the three months ended March 31, 2008, interest income decreased to $2 million from $5 million in the corresponding period in 2007. The decrease was due to a decrease in average cash and cash equivalent balances.

* General and Administrative (G&A) Expenses
For the three months ended March 31, 2008, G&A expenses increased to $4 million from $3 million in the corresponding period in 2007. The increase was due to increased levels of corporate staff and incremental costs associated with registration of our senior secured notes.

* Unrealized Loss on Commodity Contracts
For the three months ended March 31, 2008, we had a gain of $1 million compared to a loss of $1 million in the corresponding period in 2007. During 2008, we entered into deferred premium put options with respect to 6,000 bbl/d of production for 2009 with an exercise price of US$80 per barrel. The gain in 2008 was the result of the fair value measurement of our commodity contracts as a result of a decrease in the forward price of WTI at March 31, 2008, compared to the time of execution during the first quarter.

* Amortization and Accretion Expenses
For the three months ended March 31, 2008, amortization and accretion expenses are $1 million compared to $366,000 in 2007.  The expense in 2008 was primarily related to the amortization of corporate assets.

* Cross Currency Swaps
OPTI is exposed to foreign exchange rate risk on our U.S. dollar (US$) denominated debt. To partially mitigate this exposure, we have entered into US$875 million of cross currency interest rate swaps to manage our exposure to repayment and interest payments risk on our U.S. dollar denominated long-term debt. In line with the maturity date of the debt, the swaps provide for a fixed Canadian dollar (CDN$) payment of CDN$928 million in exchange for receipt of US$875 million in December 2014. The swaps also provide for semi-annual Canadian dollar interest payments until December 2014 at a fixed rate of 8.15 percent based on notional CDN$928 million of debt. The interest portion of the swaps essentially replaces our semi-annual interest payments at a fixed rate of 8.25 percent based on notional US$875 million. These contracts have not been designated as hedges for accounting purposes. The fair value adjustment has been capitalized to property plant and equipment as the underlying debt instrument is used to fund development of our major projects. The value of the swaps increased during the period primarily due to a decrease in the value of the Canadian dollar relative to the U.S. dollar. As a result, OPTI has capitalized an unrealized gain in relation to the swaps of $43 million during the period. The current value of the cross currency swaps is a liability of $16 million.

SUMMARY FINANCIAL INFORMATION

	2008	2007				2006
$ million, except per share amounts	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Interest income	$2	$3	$3	$2	$5	$4	$3	$2
Net earnings (loss)	(2)	6	(13)	(2)	-	(11)	(1)	4
Earnings (loss) per share, basic and diluted	$(0.01)	$0.03	$(0.07)	$(0.01)	$-	$(0.06)	$-	$0.02

Quarterly variations in interest income are primarily the result of the amount of cash and cash equivalents available for investments during the applicable period.  The amount of cash and cash equivalents is influenced by the size and nature of financing activities and the level of investing activities during the period.  Earnings have also been influenced by fluctuating interest income, generally increasing levels of G&A expenses and fluctuating future tax expense.  In the fourth quarter of 2006, we recorded a $15 million increase in the amortization expense related to deferred financing charges, which increased our loss during the period.  In the third quarter of 2007, we expensed financing charges of $11 million, which increased our loss during the period.  During the fourth quarter of 2007, we had a $9 million recovery of future taxes primarily as a result of a reduction in the applicable federal tax rate that increased our earnings.

SHARE CAPITAL
At April 15, 2008, OPTI had 195,383,126 common shares, 7,686,716 common share options, and 6,208,000 common shares issuable pursuant to warrants outstanding.  The common share options have a weighted average exercise price of $13.03 per share and the warrants have an exercise price of $14.75 per share.

At April 15, 2008, including instruments where the option to exercise resides with the holder, OPTI’s fully diluted shares outstanding was 209,277,842.  This fully diluted number includes common shares outstanding, shares issuable pursuant to common share options and common share warrants but does not include shares issuable pursuant to call obligations.

LIQUIDITY AND CAPITAL RESOURCES
Liquidity
Commercial operations of the Project are planned to commence in the third quarter of 2008. During the first quarter of 2008, we funded our capital expenditures from existing working capital and borrowings under our revolving credit facility.  In the second quarter of 2008, we expect that we will fund commissioning and start-up of the Project using borrowings from our revolving credit facility.  In the second half of 2008, operating cash flow is expected to fund a portion of our capital expenditures.

For three months ended March 31, 2008, cash used by operating activities was $3 million, cash provided by financing activities was $79 million and cash used in investing activities was $246 million.  This resulted in a reduction in cash and cash equivalents during the period of $169 million. Our long-term debt consists of US$1,750 million of senior secured notes and a $500 million revolving credit facility. At March 31, 2008, $80 million has been drawn on the revolving credit facility.  During the first quarter, all senior secured notes were exchanged for notes that are registered with the United States Securities and Exchange Commission.

Capital Resources
At March 31, 2008, our capital resources included total working capital of $61 million and the available portion of our revolving credit facility. Working capital is comprised of cash and short-term investments of $142 million, the interest reserve account of $143 million and accounts payable and accrued liabilities (net of accounts receivable) of $224 million. We expect the interest reserve account, which can only be used to pay interest on the notes, to cover all interest payments in respect of the senior secured notes until December 15, 2008.

Our current total cost estimate of the Project is $6.1 billion or $3.05 billion net to us.  We have incurred approximately $2,875 million (net to OPTI) in cumulative expenditures to March 31, 2008, in relation to this estimate. Our share of the remaining costs is $175 million and relates to Upgrader commissioning and start-up, the steam expansion project and the ash processing unit.

The Company is currently fully funded to the planned start-up of the Upgrader.  Funding needs between now and start-up are primarily related to commissioning and start-up costs, payment of accounts payables and accrued liabilities related to the completion of construction of Phase 1 and the winter delineation program.
The Company’s lending facilities permit the Company to access up to an additional $250 million of first lien debt.  Given the current financial market uncertainties, the Company may access a portion of this availability by increasing its revolving credit facility or establishing an additional first lien revolving borrowing facility.  While the Company does not anticipate borrowing under such additional facilities, it believes that it may be prudent in the current financing market to arrange such facilities well in advance of any possible need.

We have common share warrants outstanding that entitle the holders to purchase a total of 6,208,000 common shares at a price of $14.75 each. The warrants expire in November 2008.  Should all holders of these warrants choose to fully exercise their options, it would result in gross proceeds to us of approximately $92 million.

We have $202 million of call obligations. The option for exercise belongs to us, and we do not expect to exercise our right to issue shares in relation to the call obligations. The call obligations consist of unconditional and irrevocable call options whereby we, at our option, can require a subscription for either a convertible preferred share or a common share for the face amount of the call obligation. We can exercise the call obligations at any time until the earlier of completion of the Project or their expiry on June 30, 2008. The exercise price of the call obligations is $2.20 per share and should we exercise our option, it would result in the issuance of 91.8 million additional common shares and gross proceeds of $202 million.

Upon the commencement of commercial operations of the Upgrader we expect to generate positive operating cash flows.  Operating cash flows will play an integral part in the financing of the expenditures associated with our multi-stage expansion plans. Total cash flow from the Project in the latter part of 2008 will be impacted by many factors including, but not limited to, the final cost of the Project, timing of commencement of operations, the rate of ramp-up during the start-up phase, as well as oil and natural gas prices.

We continue to advance up-front engineering and planning for Phase 2.  The amount of total funding required for Phase 2 will not be known until a cost estimate is prepared in late 2008.  Operating cash flows from the Project are not expected to be sufficient to fund our Phase 2 engineering and construction so we expect to need additional debt and equity.  The amount of new debt and equity required in future periods will primarily be impacted by operating cash flow from Phase 1 during the Phase 2 development period, the total cost of Phase 2, and the timing of Phase 2 construction expenditures.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS
During the three months ended March 31, 2008, our long-term debt increased by $80 million due to borrowings under our revolving credit facility.  Subsequent to March 31, 2008, this borrowing increased to $165 million.

Commitments for contracts and purchase orders related to project development are $81 million.  We have approximately $175 million net to OPTI in remaining Phase 1 project expenditures to incur prior to commercial operations of the Upgrader.

CONFERENCE CALL
We will hold a conference call at 7:00 a.m. MDT (9:00 a.m. EDT) on Tuesday, April 29, 2008 to review our first quarter results and progress on the Long Lake Project.  Sid Dykstra, President and Chief Executive Officer and David Halford, Chief Financial Officer, will host the call. To listen to the conference call, please dial:

(800) 732-9303              (North American Toll-Free)
(416) 644-3415              (Toronto or International)

Please reference the OPTI Canada conference call with Sid Dykstra when speaking with the conference call operator.

A replay of the call will be available until May 7, 2008, inclusive.  To access the replay, call (416) 640-1917 or (877) 289-8525 and enter passcode 21265918 followed by the pound sign.  The webcast archive will be available for 30 days on OPTI’s website under “Webcasts and Presentations” in the “For Investors” section.

ABOUT OPTI
OPTI Canada Inc. is a Calgary, Alberta-based company focused on developing the fourth and next major integrated oil sands project in Canada, the Long Lake Project, in a 50/50 joint venture with Nexen Inc.  The first phase of the Project consists of 72,000 barrels per day of SAGD (steam assisted gravity drainage) oil production integrated with an OPTI-operated upgrading facility, using OPTI’s proprietary OrCrude™ process and commercially available hydrocracking and gasification.  Through gasification, this configuration substantially reduces the exposure to and the need to purchase natural gas.  The Project is expected to produce 58,500 bbl/d of products, primarily 39° API Premium Sweet Crude with low sulphur content, making it a highly desirable refinery feedstock.  OPTI’s common shares trade on the Toronto Stock Exchange under the symbol OPC.

FORWARD LOOKING STATEMENTS
Certain statements contained herein are forward-looking statements, including statements relating to: OPTI's operations; anticipated financial performance; business prospects, expansion plans and strategies; OPTI's plans and expectations concerning the use and performance of the OrCrude™ process and other related technologies; the cost, development and operation of the Long Lake Project and OPTI's relationship with Nexen Inc. Forward-looking information typically contains statements with words such as "anticipate," "estimate," "expect," "potential," "could" or similar words suggesting future outcomes. Readers are cautioned not to place undue reliance on forward-looking information because it is possible that expectations, predictions, forecasts, projections and other forms of forward-looking information will not be achieved by OPTI. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties. A change in any one of these factors could cause actual events or results to differ materially from those projected in the forward-looking information. Although OPTI believes that the expectations reflected in such forward-looking statements are reasonable, OPTI can give no assurance that such expectations will prove to be correct.  Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by OPTI and described in the forward-looking statements or information.   The forward-looking statements are based on a number of assumptions which may prove to be incorrect.  In addition to other assumptions identified herein, we have made assumptions regarding, among other things: market costs and other variables affecting operating costs of the Project;  the ability of the Long Lake joint venture partners to obtain equipment, services and supplies, including labour, in a timely and cost-effective manner; the availability and costs of financing; oil prices and market price for the PSC™ output of the OrCrude™ Upgrader; foreign currency exchange rates and hedging risks;  government regulations and royalty regimes; the degree of risk that governmental approvals may be delayed or withheld;  other risks and uncertainties described elsewhere in this document or in OPTI's other filings with Canadian securities authorities.

Readers should be aware that the list of factors, risks and uncertainties set forth above are not exhaustive.  Readers should refer to OPTI's current Annual Information Form, which is available at www.sedar.com, for a detailed discussion of these factors, risks and uncertainties. The forward-looking statements or information contained in this news release are made as of the date hereof and OPTI undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable laws or regulatory policies.

For more information contact:
Alison Trollope, Investor Relations Manager
(403) 218-4705